Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067  www.xjet.com
express.press@expressjet.com
832.353.3333 **main**  877.958.NEWS **toll free**

## News Release

**EXPRESSJET REPORTS MARCH 2010 PERFORMANCE**

HOUSTON, April 12, 2010 – ExpressJet Holdings, Inc. (NYSE: XJT), parent company of regional and charter airline operator, ExpressJet Airlines, Inc., today reported traffic and capacity results for March 2010.

*Partner Flying*

During the month, ExpressJet revenue passenger miles (RPM) totaled 813 million, and available seat miles (ASM) flown were 1,023 million.  ExpressJet's March load factor for Partner Flying was 79.4%.  The company flew 65,323 block hours and operated 36,078 departures during the month as Continental Express and United Express.  During March 2010, ExpressJet operated an average of 208 aircraft as Continental Express and an average of 22 aircraft as United Express.

*Corporate Aviation*

ExpressJet flew 759 block hours during the month in its Corporate Aviation (charter) division.  During the month, ExpressJet's fleet within the Corporate Aviation division consisted of 10 aircraft.

*Total Fleet*

ExpressJet ended March 2010 with a fleet of 244 aircraft consisting of 208 operating as Continental Express, 22 flying as United Express and 10 flying within Corporate Aviation (charter).  The remaining four aircraft were in modification lines preparing to enter the United Express operation.

***About ExpressJet***

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC.  ExpressJet Airlines serves 134 scheduled destinations in North America and the Caribbean with approximately 1,045 departures per day.  Operations include capacity purchase agreements for Continental and United as well as providing clients customized 50-seat charter options (www.expressjet.com/charter); and supplying third-party aviation and ground handling services.  For more information, visit www.expressjet.com.

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**EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES**
**PRELIMINARY STATISTICS**

| | Month Ending March 31, 2010 | | Month Ending March 31, 2010 | | Year Over Year Change | |
|---|---|---|---|---|---|---|
| | **Partner Flying** | **Corporate Aviation** | **Partner Flying** | **Corporate Aviation** | **Partner Flying** | **Corporate Aviation** |
| Revenue Passenger Miles (millions) | 813 | | 663 | | 23% | |
| Available Seat Miles (ASM) (millions) | 1,023 | | 874 | | 17% | |
| Passenger Load Factor | 79.4% | | 75.9% | | 3.6 pts | |
| Block Hours | 65,323 | 759 | 57,709 | 912 | 13% | (17%) |
| Departures | 36,078 | | 29,412 | | 23% | |
| Stage Length | 568 | | 596 | | (5%) | |
| Fleet* | 230 | 14 | 214 | 30 | 7% | (53%) |

| Year to date | **Partner Flying** | **Corporate Aviation** | **Partner Flying** | **Corporate Aviation** | **Partner Flying** | **Corporate Aviation** |
|---|---|---|---|---|---|---|
| Revenue Passenger Miles (millions) | 2,071 | | 1,709 | | 21% | |
| Available Seat Miles (ASM) (millions) | 2,742 | | 2,386 | | 15% | |
| Passenger Load Factor | 79.4% | | 71.6% | | 7.8 pts | |
| Block Hours | 177,255 | 3,027 | 157,606 | 3,231 | 12% | (6%) |
| Departures | 95,963 | | 81,058 | | 18% | |
| Stage Length | 573 | | 591 | | (3%) | |
| Fleet | 224 | 20 | 214 | 30 | 5% | (35%) |

* Includes 4 aircraft in various modification lines preparing for the multiyear arrangement that begins with United in May 2010.

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